www.linkedin.com/in/maxamiranda
(LinkedIn)

Top Skills

Java
Python
JavaScript

Max Miranda

Co-Founder at Card.io
New York City Metropolitan Area

Summary

Computer Science & Business double major at UC Berkeley focused on creating and maintaining websites and applications for businesses in a scalable and sustainable way.

Experience

Card.io
Co-Founder / CTO
March 2022 - Present (1 year 8 months)

Building a mobile fitness game that turns the routes you run into territory you can own, steal and defend from your friends.

LinkedIn
Software Engineer
August 2020 - April 2022 (1 year 9 months)
San Francisco, California, United States

Worked on the LinkedIn iOS app that you might be using to view this profile. Specialized in driving engagement on Feed + Conversations in the form of comments.

Human Capital
Delta Fellow
September 2020 - March 2021 (7 months)

1 of 16 founders selected out of 1600 applicants.

https://medium.com/@human-capital/great-things-happen-when-ambitious-people-explore-ideas-they-care-about-4663f83e1a78

Playground
Co-Founder / Head Of Business Operations
October 2019 - January 2021 (1 year 4 months)
Berkeley, CA

Playground is the one-stop shop for all of the operational and financial needs of early childhood centers. Playground provides any tool that an administrator, teacher, or parent might need to deliver the best possible childcare.

We raised $3.4 Million from Kleiner Perkins, Human Capital & Bedrock Capital to make childcare software more accessible.

Mobile Developers of Berkeley
2 years 8 months

Lead iOS Instructor
August 2018 - August 2020 (2 years 1 month)
Berkeley, CA

• Responsible for designing and implementing the curriculum for a Swift-based iOS development training program
• Created training content including presentations, demo projects, code snippets, and video tutorials.
• Responsible for mentoring four teams that are developing iOS apps for the App Store within a two month runway

iOS Developer
January 2018 - August 2018 (8 months)
Berkeley

• Plan, design, and develop iOS apps for UC Berkeley's premier mobile development incubator
• Developed trivia game for member-matching, Pokédex app containing searchable/sortable data on Pokémon, MDBSocials app featuring member login system and real-time BaaS database (Firebase) for tracking socials/events, and a real time Weather app using Dark Sky API
• At the culmination of the training program, finished and released an iOS App to the App Store, Meet-Me, a real-time scheduling solution that enables you to find meeting times with your friends by importing and querying your Google Calendar

LinkedIn
Software Engineering Intern
May 2019 - August 2019 (4 months)
San Francisco Bay Area

• Worked on the flagship app as part of the Sharing team.
• Given sole ownership over implementation of a new visibility dialogue aimed at

allowing users to easily post to their groups and events.
• Wrote 2,000 lines of code in both Objective-C and Swift in order to create a new and fully accessible visibility experience.

Miranda Sambursky Slone Sklarin Verveniotis
Web Developer
May 2017 - June 2019 (2 years 2 months)
Mineola, New York

• Independently created original Wordpress theme and website for local civil defense law firm, MSSSV using PHP, jQuery, HTML, and CSS.
• The website was built with a backend which automatically generates new pages for every new attorney added to the law firm.

Blockchain at Berkeley
Software Developer
August 2017 - January 2018 (6 months)
Berkeley, CA

• Research and develop use cases for blockchain distributed database applications in all fields.
• Use Ethereum Virtual Machine and React JS to develop blockchain proof of concepts for companies like Qualcomm.
• Help to update and maintain the website blockchain.berkeley.edu.

Utility.
Software Development / Product Management Intern
May 2017 - August 2017 (4 months)
New York City

• Updated and maintained multiple websites for clients using Javascript (jQuery), Wordpress, HTML, CSS & PHP.
• Project managed three cross-platform applications for Lil' Wayne, A$AP Mob and the Association of Volleyball Professionals. Worked with contracted international developers to develop and update the apps.

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Education

University of California, Berkeley
Bachelor's degree, Computer Science · (2016 - 2020)

Paul D. Schreiber Senior High School
· (2012 - 2016)